EXHIBIT 11

                             NB CAPITAL CORPORATION
                        COMPUTATION OR EARNINGS PER SHARE



                                           Three-month period         Three-month period
                                           ended June 30, 1999        ended June 30, 1998


Net income                                        $8,962,759                $9,119,605

Deduct:    Senior preferred stock
           and series A preferred
           stock dividends                         6,269,620                 6,270,330
                                                 -----------               -----------

                                        (A)       $2,693,139                $2,849,275

Common share outstanding                (B)              100                       100

Earning per share                       (A/B)     $26,931.39                $28,492.75